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EXHIBIT 18 - LETTER RE: CHANGE IN ACCOUNTING PRINCIPLE

February 14, 2001

Mr. Gary Harmon
Vice President and Chief Financial Officer
The Dixie Group, Inc.
Chattanooga, TN

Note N to the consolidated financial statements of The Dixie Group, Inc. included in its Form 10-K for the year ended December 30, 2000, describes a change in the method of accounting for the valuation of certain inventories from the FIFO method to the LIFO method. There are no authoritative criteria for determining a "preferable" inventory valuation method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment and for the stated reasons, is preferable in your circumstances.


Very truly yours,



/s/ Ernst & Young LLP